

September 14, 2011

Via E-mail
Wyche T. Green, III
President, Chief Executive Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117

> **Re:** **Greenway Medical Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-175619**

Dear Mr. Green:

We have reviewed your response to our letter dated August 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 3. At pages 4 and 51, please clarify that the conclusions drawn regarding the potential return on investment in the company's products are those of the company and not the third parties conducting the studies or advise.

Our Solutions, page 3

2. We note your response to our prior comment 8 and we reissue the comment. Please remove the phrase that your solutions and services differentiate you from your competition or provide us with supplemental support that your services differentiate you from your competitors. We note, for example, the statement that your solutions and services allow your customers to deliver higher-quality care and practice more advanced medicine.

Risk Factors, page 11

3. We note your disclosure that your credit facility requires you to maintain specified financial ratios. If there is a risk that you may be close to not satisfying the ratios, please disclose the current calculation of the ratios and the ratios required to be maintained so that investors may assess the likelihood of a covenant violation.

Use of Proceeds, page 26

4. We note your revised disclosure in regards to the Preferred Stock and its conversion at the consummation of the offering. In regards to the disclosure that in connection with the conversion, each Preferred holder will receive cash, or may elect to receive that cash payment in the form of additional shares, please clarify that the cash payment, or additional common stock conversion election, is in addition to the automatic conversion into the Company's common stock or advise.

5. In this regard, please clarify what is meant by the statement that a portion of the net proceeds will be used to pay a cash payment to "certain" holders of your outstanding preferred stock. To the extent "certain" refers to those holders who elect to receive cash instead of stock, please revise accordingly. Similarly revise under "Use Proceeds," at page 7.

6. We note your response to our prior comment 13 and that you will update the discussion regarding the use of proceeds for acquisitions, if applicable. We reissue our comment. Please disclose any current plans or balance the disclosure to indicate that you have no current plans for a material amount of the proceeds to be used for acquisitions. Refer to Instruction 5 to Item 504 of Regulation S-K.

7. We note your response to our prior comment 14 and resissue in part. Please revise to clarify, if true, that you intend to use the remainder of the net proceeds for those purposes listed under (c).

Management Discussion and Analysis of Financial Condition, page 33

Liquidity and Capital Resources, page 41

8. Please revise your disclosure to quantify the company's material commitments for capital expenditures as of the end of the latest financial year and the anticipated sources of funds needed to fulfill such commitments. For example, we note from your disclosures contained throughout the document that you are in the process of building new facilities to accommodate the growth of your business. Refer to Item 303(A)(2)(i) of Regulation S-K.

9. We note your response to our prior comment 17 and reissue in part. Please revise the disclosure related to your credit facility to describe any material covenants and quantify any required financial ratios.

Share-Based Compensation, page 45

10. We note your response to previous comment number 19 and reissue the comment. Once the pricing of common shares becomes available, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during the periods presented and the expected public offering price.

Market Opportunity, page 49

11. We note your response to our prior comment 24 and reissue the comment. Please refer to the second paragraph in this section. Please balance the disclosure in this paragraph to indicate that there is no guarantee that the physicians or practices that currently do not implement EHR or PM solutions, or the providers that do not fully utilize their installed EHR solution, will chose to implement your products. Similarly revise under "Overview," at page 2.

Our Products and Services, page 56

12. We note your response to our prior comment 25, but do not see the requested revision and reissue the comment. In the last paragraph of this section, please replace the word "unique," or support its usage to us on a supplemental basis.

Annual Cash Incentives, page 72

13. While we note your response to our prior comment 32, the causal connection between the disclosure of the targets, and the targets actually reached, and the competitive harm is not clear for each of the three listed targets. Specifically for the disclosure of your revenue targets and the EBITDA targets, as well as the actual results achieved, the causal connection is not clear as revenue and adjusted EBITDA for your fiscal year end June 30, 2011 are disclosed in this document. We request that you address, with greater specificity, how the disclosure of each of the performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, would result in substantial competitive harm to the company. Refer to Instruction 4 of Item 402(b) of Regulation S-K. In the alternative, please revise this section to disclose the targets and the actual results achieved.

Principal and Selling Stockholders, page 84

14. Please revise the third paragraph to clarify that the number of outstanding shares after the offering will also include the additional shares that the preferred shareholders may elect

to receive instead of the cash payment.

15. We note your response to our prior comment 33 and reissue in part. For each of the listed stockholders, and not just the selling stockholders, please identify the natural person(s) who has voting or investment control over the company's securities that the entity owns.

Balance Sheet, page F-3

16. We note your response to previous comment number 43 and reissue the comment. Once pricing becomes available and stockholder elections have been determined, if terms of outstanding equity securities change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.

Statements of Operations, page F-4

17. We note you indicate in your response to our prior comment number 44 that implementation and training services differ from your software support services and electronic data interchange and business services such that they are one-time in nature rather than based on renewable contracts, which are recurring in nature. However, income from implementation and training services are clearly service-based and should be separately stated from product revenue unless the income derived from such services is no more than 10 percent of total revenue in which case may be combined with another class pursuant to Rule 5-03 of Regulation S-X. As it appears that your revenues from such services represent more than 10 percent of total revenues for each of the years presented, please revise your presentation accordingly. You may consider a separate line item caption for implementation and training services on the face of your income statement to distinguish such service revenue from other service revenues. Please note that costs of sales should also be revised accordingly.

Item 15. Recent Sales of Registered Securities, page II-2

18. We note your response to our prior comment 53 and reissue the comment in part. For the 864 shares of common stock that were issued on June 28, 2011 to a consultant, please provide the aggregate consideration received by you. Refer to Item 701(c) of Regulation S-K.

Exhibits, page II-3

19. Please file the Form of Series A Preferred Stock Certificate and related Certificate of Designations and Form of Series B Preferred Stock Certificate and related Certificate of Designations or advise.

Other

20. Please provide currently dated consents from the independent public accountants in any future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief